Exhibit 99.5

Largest Military Medical Facility in Department of Defense Selects NICE
Suspect Search to Help Ensure Patient Security and Safety

San Antonio Military Medical Center deploys NICE’s video analytics solution, which will allow personnel to quickly search for a specific person within large volumes of video

Paramus, New Jersey – December 22, 2014 – NICE Systems (NASDAQ: NICE) today announced that the San Antonio Military Medical Center (SAMMC), the largest U.S. Department of Defense Level I Trauma and Burn Research Center, is in the process of deploying the NICE Suspect Search video analytics solution. This will enable personnel to track and locate missing patients or suspicious persons during time-critical scenarios to help ensure ongoing security and safety at a facility that serves hundreds of thousands of U.S. service members and their families.

The adoption of Suspect Search builds on SAMMC’s existing NiceVision video surveillance solution, which has been used to investigate incidents related to patient safety and well-being. Now, the combined solution will help SAMMC teams locate and track persons of interest in a matter of seconds and amidst hours of footage. By providing near-real-time, actionable information about someone’s whereabouts and movements, Suspect Search accelerates response times to mitigate the impact.

SAMMC will also integrate Suspect Search into an existing system designed to prevent infant abduction. The system, which combines wireless radio frequency technology, RFID bracelets, and video surveillance, automatically triggers an alarm and streaming video if an infant is removed from a designated area. Suspect Search will add another layer of protection against such incidents by providing a means to visually identify and track the subsequent movement of a suspected abductor within minutes of an alert, before the suspect has been able to leave hospital grounds.

“By using Suspect Search to significantly accelerate its response time to security and safety incidents, SAMMC can better fulfill its mission of delivering world-class medical care while ensuring that every patient’s visit is safeguarded,” said Chris Wooten, Executive Vice President, NICE Security Group. “This deployment highlights the solution’s capabilities in a range of scenarios and across various verticals, demonstrating the value of Suspect Search for large-scale security operations globally.”

NICE Suspect Search can be used to aid investigations in a number of time-critical scenarios—for example, in locating missing children; searching for an active shooter, intruder, or other criminal suspect; identifying the owner of unattended or suspicious baggage; or finding the perpetrator of a checkpoint breach at SAMMC entrances. Suspect Search analyzes video as it’s recorded to create unique body signatures which are captured and stored with the video. This enables organizations to use a video image, uploaded photo, or user-generated composite to scan hours of video in minutes, automatically filtering out 95 percent of irrelevant images. Suspect Search also provides geo-spatial awareness by retracing a suspect’s movements across cameras and pinpointing the suspect’s current or last known location. All images, related video, and locations associated with each search are digitally stamped and can be saved or shared with external agencies for investigation and prosecution.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

Possible Missions and Precision Task Group of Houston are the system integrators for this project.

About San Antonio Military Medical Center (SAMMC)
SAMMC is located on Joint Base San Antonio, Fort Sam Houston, Texas and is the busiest inpatient medical facility in the Department of Defense. A world-class medical center, SAMMC serves more than 225,000 beneficiaries throughout the San Antonio Region, offering the highest quality medical care for wounded warriors, service members, family members, retirees and civilians. As a certified Level I Trauma Center, SAMMC receives more than 6,700 emergency room visits each month. It is one of only 31 hospitals in the United States that holds both Level I Trauma certification and accreditation from the American Burn Association. In addition, 40 beds are dedicated to the Army Institute of Surgical Research, which operates the only Department of Defense Burn Center — the Army Burn Center. www.bamc.amedd.army.mil

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.